Exhibit 99.1

Press Release

SES Reports H1 2026 Results

& Reiterates Full-Year Outlook

Luxembourg, July 30, 2026 - SES S.A. announces financial results for the three and six months ended June 30, 2026.

H1 2026 Performance (€ million)	H1 2026 as reported (1)	H1 2025 as reported (1)	Δ At constant FX (2)	H1 2025 like-for-like(3)	Δ At constant FX (2)
Average €/$ FX rate	1.17	1.08		1.08
Revenue	1,602	978	+72.4%	1,799	-5.0%
Adjusted EBITDA (4)	725	521	+47.0%	824	-6.2%

1)	‘Reported basis’ with Intelsat fully consolidated from July 17, 2025
2)	‘At constant FX’ refers to comparative figures restated at the current period FX rates to neutralize currency variations
3)	‘Like-for-like basis’ is as if Intelsat was fully consolidated from January 1, 2024
4)

Excluding operating expenses/income recognized in relation to U.S. C-band repurposing, other income non-recurring, fair value movement on contingent value rights and other significant special items (disclosed separately)

•

Networks revenue up +89.0% yoy(1) supported by growth in Mobility (+169.9% yoy(1); including positive impact from a contract restructuring in Aviation in Q1 26) and Government & Defense (+41.9% yoy(1)); Media (+46.5% yoy(1)) performance in-line with expectations

•	€1.2 billion of new business and contract renewals signed in H1 2026, contributing to €6.4 billion backlog

•	2026 financial outlook(2) reiterated: both Revenue and Adjusted EBITDA expected to be stable yoy(1) on a like-for-like and constant FX basis, unchanged CapEx of around €700 million

•	O3b mPOWER satellites 11,12 and 13 expected to launch in Q3 2026, boosting mPOWER network capacity and resilience

•	IRIS[2] Rendez-vous 1 negotiations are in their final stages

•

SES is progressing well with its satellite manufacturing site, supporting meoSphere, its next generation MEO network targeted for operation by 2030 and designed to significantly boost the company’s next generation MEO network capacity

•

FCC’s Upper C-band Report and Order, establishes a time frame to clear 160 MHz of Upper C-band spectrum by 2030/2031 in the contiguous United States while maintaining substantially the same service to our customers

•	On June 17, 2026, shareholders at the EGM approved the cancelation of treasury shares resulting in a c.6% reduction of the total shares (economic) to 417 million shares

•	SES will host a Capital Markets Day in Luxembourg, on December 9, 2026, with focus on the company’s strategic transformation and growth opportunities supporting mid-term guidance

Adel Al-Saleh, CEO of SES, commented: “SES delivered first half 2026 results according to our expectations. While Q2 performance was softer than expected due to slippage of some contracts, we are where we expected to be at the end of H1. We expect H2 performance to ramp up, and we remain confident in our unchanged financial outlook for 2026. At the same time, we continue to realize cost synergies across the business with a 9% reduction in total OpEx and 16% in Staff costs, while maintaining disciplined execution against our strategic priorities. During H1 2026 we already secured strategic agreements that underpin SES’s mid-term and long-term growth and financial performance.

Networks growth continues to be driven by solid commercial momentum in Mobility and Government & Defense, while Fixed Data is navigating headwinds as expected after decisive restructuring actions. In Aviation, we signed several important agreements and continued to build strong commercial momentum with 200 new aircraft wins in H1 26 and now over 600 tails flying with our multi-orbit Electronically Steered Antena (ESA) solution. We have added Viva México, Avianca and Latam Airlines to our aircraft portfolio, reinforcing our position as a leading inflight connectivity provider, delivering reliable, high-performance connectivity to millions of passengers around the world.

1)	At constant FX (comparative figures restated to neutralize currency variations)
2)

Financial Outlook is stated at constant FX, and like-for-like, as if Intelsat consolidated from January 1, 2024; assuming nominal satellite health and launch schedule; Capital Expenditure outlook excludes any capital expenditures related to C-band clearance, expected to be around €100-150 million in FY26; is set at an EUR/USD exchange rate of 1.20.

In Government & Defense, demand for secure, resilient and mission-critical communications remains strong. This was demonstrated by the selection of SES Space & Defense to prime mission execution for the U.S. Space Force’s Protected Tactical SATCOM-Global (PTSG) program, as well as our award under the U.S. Space Force SSC five-year Blanket Purchase Agreement (BPA) for managed Ku-band satellite services. These awards underline the trusted role SES plays in supporting the evolving communications requirements of government and defense customers globally.

IRIS² is a strategically important program for SES and a cornerstone of Europe’s future secure and sovereign space infrastructure. Rendez-vous 1 negotiations are in their final stages and we are working closely with the members of the SpaceRISE consortium and the European Commission to validate most of the key terms and conditions.

We are also encouraged by the continued progress of our satellite manufacturing development activities in Luxembourg tied to our next-gen MEO, meoSphere program. meoSphere is highly complementary to IRIS2, further strengthening our industrial capabilities and positioning SES to play an even greater role across future secure sovereign space programs.

In Media, performance was aligned with our expectations. Satellite remains the most efficient and reliable platform for large-scale content distribution, as demonstrated by the over €400 million of contract renewals secured during H1.The next three O3b mPOWER satellites, 11, 12 and 13 are expected to launch in Q3 2026. These will further enhance network resilience, service quality and boost mPower constellation capacity for our customers in the Networks segments.

We are pleased with the outcome of the FCC’s Upper C-band Report and Order and commend the FCC for the speed, fairness, and diligence of the process. We remain fully committed to working cooperatively with the FCC and all stakeholders as the process progresses. Gross incentive payments to SES for compliance with the transition deadlines total approximately $5.6 billion. The incentive payment and cost reimbursement framework appropriately recognizes the critical role SES will play in repurposing 160 MHz of spectrum for next-generation wireless services, while ensuring that C-band customers continue to receive substantially the same service. Overall, this provides a clear path to future cash generation and de-leveraging, which will further strengthen our financial position and long-term value creation when reinforced by our commitment to disciplined financial allocation.

With enhanced operational and commercial momentum expected in the second half of 2026, continued delivery of synergies, and the strong long-term opportunities represented by IRIS² and Upper C-band programs, we reiterate our 2026 financial outlook and are committed to disciplined financial execution and long-term value creation.”

Financial Outlook

SES reiterates its 2026 financial outlook on a like-for-like (as if Intelsat was consolidated from January 1, 2024) and constant FX basis(1).

On this basis, SES’s 2026 financial outlook expects both Revenue and Adjusted EBITDA to be stable year-on-year.

Capital expenditures (net cash absorbed by investing activities excluding acquisitions and financial investments; including IRIS2 and first phase of meoSphere capital expenditures) are expected to be around €700 million(2).

SES plans to continue building on its MEO capabilities through meoSphere, the company’s next generation multi mission MEO network supported by New Space innovators, including the K2 Space partnership.

1)

Financial outlook is based on i) constant FX; ii) like-for-like basis is as if Intelsat fully consolidated from January 1, 2024; iii) adjustments to convert the financial information of the Intelsat Group from U.S. GAAP to IFRS; (iv) adjustments for intercompany eliminations; and (v) assumption of nominal satellite launch schedule and nominal satellite health status. The actual results and financial outlook are presented including the effects of purchase price accounting related to the Intelsat acquisition.

2)

Includes capital expenditures relating to SES involvement in IRIS[2] program and first phase of meoSphere; excludes any capital expenditures related to C-band clearance, expected to be around €100-150 million in FY26; is set at an EUR/USD exchange rate of 1.20.

Key business and financial highlights

(Intelsat fully consolidated from 17 July 2025 – as reported; at constant FX unless explained otherwise)

SES regularly uses Alternative Performance Measures (APMs) to present the performance of the group and believes that these APMs are relevant to enhance understanding of the group’s financial performance and financial position.

€ million	H1 2026	H1 2025	Δ at reported FX	Δ at constant FX
Average €/$ FX rate	1.17	1.08
Revenue	1,602	978	+63.9%	+72.4%
Adjusted EBITDA	725	521	+39.2%	+47.0%
Adjusted Net Profit (Loss)	(89)	77	n/m	n/m
Adjusted Net Operating Cash Flow	522	480	+8.7%	n/m
Adjusted Free Cash Flow	(130)	193	n/m	n/m
Adjusted Net Debt / Adjusted EBITDA	4.4 times	1.1 times	n/m	n/m

‘At constant FX’ refers to comparative figures restated at the current period FX to neutralize currency variations.

Networks revenue of €1,018 million (64% of total revenue) increased +89.0% yoy driven by growth in Mobility (+169.9% yoy; including positive impact from a planned contract restructuring in Aviation of €81 million in Q1 2026, €15 million in Q2 2025 and periodic revenue of €19 million recognized in Maritime in Q1 2025), Government & Defense (+41.9% yoy), and Fixed Data (+89.3% yoy).

Media revenue of €571 million (36% of total revenue) was up +46.5% yoy, benefiting from fully consolidating Intelsat from 17 July 2025. Underlying performance reflects capacity optimization in mature markets as well as the impact from the Brazilian customer bankruptcy in Q1 2026.

Adjusted EBITDA of €725 million represented an Adjusted EBITDA margin of 45.2% (H1 2025: 53.3%) including the contribution from the acquisition of Intelsat from 17 July 2025 and a contract restructuring in Mobility in Q1 2026 as well as lower OpEx. These favorable impacts were partly offset by the mix impact of revenue declines from Fixed Data and Media, and the phasing of Government contracts, as well as adverse foreign exchange impacts.

Adjusted EBITDA excludes significant special items of €6 million net income (H1 2025: €10 million net income), comprising fair value movement on contingent value rights of €72 million (H1 2025: nil) and other income (non-recurring) of €22 million (H1 2025: €49 million), partly offset by restructuring charges of €10 million (H1 2025: €6 million), costs associated with the development and/or implementation of merger and acquisition activities (“M&A”) of €11 million (H1 2025: €32 million), non-cash loss from derecognition of assets of €33 million (H1 2025: nil), non-cash impairment losses on financial assets non-recurring of €31 million (H1 2025: nil) and other charges of non-recurring nature of €3 million (H1 2025: €2 million).

Adjusted Net Loss of €89 million (H1 2025: Profit of €77 million) mainly reflects €250 million year-on-year increased depreciation & amortisation driven by the Intelsat acquisition, higher net financing costs of €155 million (H1 2025: €12 million), as well as higher non-operating expenses and non-controlling interest. This is partly offset by higher Adjusted EBITDA and lower net income tax. Net financing costs includes interest expense on external borrowings of €115 million (H1 2025: €41 million) and other net interest expense of €77 million (H1 2025: €12 million), partly offset by interest income of €32 million (H1 2025: €52 million), as well as the impact of net foreign exchange gain of €5 million (H1 2025: loss of €11 million).

Adjusted Net Loss excludes the significant special items highlighted above, as well as non-cash net impairment expense of €106 million (H1 2025: €73 million), M&A-related net financing charges of nil (H1 2025: €23 million) and net tax benefit of €13 million (H1 2025: benefit of €23 million) associated with all the significant special items.

Adjusted Free Cash Flow (excluding significant special items) was an outflow of €130 million, representing a year-on-year decrease of €323 million. This primarily reflected higher capital expenditure and interest payments, as well as an adverse working capital movement driven by timing of collections. Adjusted Net Operating Cash Flow of €522 million excludes €186 million of payments in connection with IRIS2 restricted cash and €30 million of payments in respect of other significant special items and represents an increase of €42 million compared to prior period. Payments in respect of other significant special items mainly relate to outflows associated with the development and/or implementation of merger and acquisition activities and restructuring.

At June 30, 2026, the Adjusted Net Debt to Adjusted EBITDA ratio (treating 50% of €1.650 billion of hybrid bonds as debt and 50% as equity) was 4.4 times (31 December 2025: 3.9 times). Cash & cash equivalents of €703 million (excluding €215 million of restricted cash with respect to the SES-led consortium’s involvement in IRIS2).

In H1 2026, SES repaid debt maturities of approximately €1,186 million, including its €650 million senior bond and its outstanding €525 million Deeply Subordinated Fixed Rate Resettable Securities.

SES continues to engage with insurers on the insurance claim for O3b mPOWER satellites 1-4. In Q2 2026, the company has collected approximately $15 million (€13 million) through settlements, with additional payments expected as negotiations progress. To date the company has collected a total of $218 million.

On April 2, 2026, shareholders at the AGM approved all company-recommended resolutions. The final FY 2025 dividend of €104 million equal to €0.25 per A-share and €0.10 per B-share was paid to shareholders on 16 April 2026.

On June 17, 2026, shareholders at the EGM approved all company-recommended resolutions, including the cancelation of treasury shares resulting in a c.6% reduction of the total shares (economic) to 417 million shares.

SES restates its commitment to disciplined financial allocation, investment grade metrics and net leverage target of 3.0 times or below. Once the company meets its net leverage target it intends to increase the annual base dividend, and at least a majority of future exceptional cash flows will be prioritized for shareholder returns.

The SES-led SpaceRISE consortium is progressing well through Rendez-Vous 1 of the IRIS² program. SES is working closely with the European Commission and the European Space Agency to validate most key terms and conditions, including project costs, supply chain arrangements, and technical requirements for the design, delivery, and operation of the innovative MEO-LEO network.

SES remains fully committed to the European Union’s vision for a sovereign, secure, and competitive space-based connectivity infrastructure. As the lead member of the SpaceRise consortium, SES collaborates with all partners to ensure successful delivery of IRIS².

On July 24, 2026, the U.S. Federal Communications Commission (FCC) published the Upper C-band Report & Order that repurposes 160 MHz of Upper C-band spectrum in the contiguous United States for next-generation terrestrial wireless services. The spectrum will be auctioned by no later than July 2027, and satellite operators will be required to clear the spectrum by December 2030 (for the top 75 partial economic areas) and June 2031 (for the remaining areas). Gross incentive payments of approximately $5.6 billion will be paid to SES if the spectrum is cleared within the specified transition deadlines. The Report and Order also provides a framework for the reimbursement of reasonable and necessary costs associated with the transition of Upper C-band customers to other spectrum in order to provide them with substantially the same service. SES remains fully committed to working cooperatively with the FCC and all stakeholders to complete the Upper C-band transition in time. SES restates its commitment to disciplined financial allocation of future proceeds received under the FCC’s Report and Order.

Operational Performance

(Intelsat consolidated from 17 July 2025)

REVENUE BY BUSINESS UNIT

	Revenue as reported (€ million)			As reported revenue change (year-on-year) at constant FX
	Q1 2026	Q2 2026	H1 2026	Q1 2026	Q2 2026	H1 2026
Average €/$ FX rate	1.18	1.16	1.17
Media	285	286	571	+42.9%	+50.3%	+46.5%
Networks	556	462	1,018	+106.0%	+72.0%	+89.0%
Government & Defense	189	192	381	+50.7%	+34.1%	+41.9%
Fixed Data	109	108	216	+79.0%	+101.0%	+89.3%
Mobility	259	162	421	+207.8%	+125.6%	+169.9%
Other	6	7	13	n/m	n/m	n/m

Group Total	847	755	1,602	+80.5%	+64.2%	+72.4%

‘At constant FX’ refers to comparative figures restated at the current period FX rates to neutralize currency variations.

Anticipated future satellite launches

Satellite	Region	Application	Launch Date
O3b mPOWER (satellites 11-13)	Global	Networks	Q3 2026
IS-42	N. Atlantic, W. Europe, W. Africa	Networks	2028
IS-43	Indian Ocean Region, Europe, Middle East, Africa	Networks	2028
IS-45	Middle East	Government & Defense	2028
ASTRA 1Q	Europe	Media, Networks	2028
SES-26	Africa, Asia, Europe, Middle East	Media, Networks	2028
EAGLE-1	Europe	Government & Defense	2028
GOVSAT-2	Europe	Government & Defense	2029

Launch dates are based on satellite manufacturer’s estimated delivery dates as of 30 June 2026. Final launch dates are subject to confirmation by launch providers.

“Networks” refers to Government & Defense, Mobility, and Fixed Data applications.

CONSOLIDATED INCOME STATEMENT

(Intelsat fully consolidated from 17 July 2025 - as reported)

€ million	H1 2026	H1 2025
Average €/$ FX rate	1.17	1.08
Revenue	1,602	978
U.S. C-band repurposing income	—	3
Other income	27	49
Other operating expenses	(937)	(499)
Loss from derecognition of fixed asset	(33)	—
Fair value movement on contingent value rights	72	—
EBITDA	731	531
Depreciation expense	(540)	(320)
Amortisation expense	(92)	(61)
Non-cash impairment	(106)	(73)
Operating profit / (loss)	(7)	77
Net financing income / (expense)	(155)	(35)
Other non-operating income/ expenses (net)	(9)	2
Profit / (loss) before tax	(171)	44
Income tax benefit / (expense)	6	(26)
Non-controlling interests	(11)	(4)
Net profit / (loss) attributable to owners of the parent	(176)	14
Basic and diluted earnings / (loss) per A-share (in €)(1)	(0.46)	0.02
Basic and diluted earnings / (loss) per B-share (in €)(1)	(0.18)	0.01

1)

Earnings / (loss) per share is calculated as profit or loss attributable to the owners of the parent divided by the weighted average number of shares outstanding during the year as adjusted to reflect the economic rights of each class of share. For the purposes of the EPS calculation only, the net profit or loss for the period attributable to ordinary shareholders has been adjusted to include the assumed coupon, net of tax, on the perpetual bonds.

€ million	H1 2026	H1 2025
Adjusted EBITDA	725	521
Fair value movement on contingent value rights	72	—
Other income non-recurring(1)	22	49
Impairment losses on financial assets non-recurring	(31)	—
Loss from derecognition of fixed asset	(33)	—
Other significant special items(2)	(24)	(40)
U.S. C-band net income	—	1
EBITDA	731	531

1)	mPOWER insurance claims
2)

‘Other significant special items’ include restructuring charges of €10 million (H1 2025: €6 million), costs deriving from the development and/or implementation of merger and acquisition activities (“M&A”) of €11 million (H1 2025: €32 million) and €3 million of other infrastructure charges of non-recurring nature (H1 2025: €2 million).

€ million	H1 2026	H1 2025
Adjusted Net Profit / (Loss)	(89)	77
Fair value movement on contingent value rights	72	—
Other income non-recurring(1)	22	49
Impairment losses on financial assets	(31)	—
Loss from derecognition of fixed asset	(33)	—
Other significant special items (2)	(24)	(63)
U.S. C-band net income	—	1
Impairment expense (net)	(106)	(73)
Tax on significant special items	13	23
Net profit / (loss) attributable to owners of the parent	(176)	14

1)	mPOWER insurance claims
2)

‘Other significant special items’ comprise restructuring charges of €10 million (H1 2025: €6 million), M&A costs of €11 million (H1 2025: €32 million) and €3 million of other infrastructure charges of non-recurring nature (H1 2025: €2 million).

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

€ million	30 June 2026	31 December 2025
Closing €/$ FX rate	1.14	1.18
Property, plant, and equipment	5,207	5,399
Assets in the course of construction	1,329	1,750
Intangible assets	3,063	2,810
Other financial assets	121	135
Derivatives	—	9
Lease receivable	12	13
Investments accounted for using the equity method	85	77
Prepayments	24	28
Income tax receivable	127	155
Trade and other receivables	84	91
Deferred customer contract costs	15	19
Deferred tax assets	550	644

Total non-current assets	10,617	11,130

Inventories	218	196
Trade and other receivables	1,111	770
Deferred customer contract costs	8	8
Other financial assets	2	9
Prepayments	111	117
Income tax receivable	106	65
Cash and cash equivalents(1)	918	1,075

Total current assets	2,474	2,240

Total assets	13,091	13,370

Equity attributable to the owners of the parent	2,555	2,623
Non-controlling interests	145	91

Total equity	2,700	2,714

Borrowings	5,529	5,507
Provisions	49	46
Deferred income	602	522
Deferred tax liabilities	339	455
Other long-term liabilities	50	35
Contingent value rights	699	749
Employee benefit obligations	42	48
Derivative liabilities	29	—
Lease liabilities	574	559
Fixed assets suppliers	96	164

Total non-current liabilities	8,009	8,085

Borrowings	892	798
Provisions	48	64
Deferred income	246	303
Trade and other payables	895	1,032
Employee benefit obligations	1	1
Lease liabilities	105	76
Fixed assets suppliers	177	279
Income tax liabilities	18	18

Total current liabilities	2,382	2,571

Total liabilities	10,391	10,656

Total equity and liabilities	13,091	13,370

1)	Including €215 million related to IRIS[2] cash received (31 December 2025: €401 million).

CONSOLIDATED STATEMENT OF CASH FLOWS

€ million	H1 2026	H1 2025
Profit / (loss) before tax	(171)	44
Income tax paid during the period	(17)	(21)
Adjustment for non-cash items	864	391
Changes in working capital(1)	(370)	49
Net cash generated by operating activities	306	463
Payments for purchases of intangible assets	(44)	(6)
Payments for purchases of tangible assets(2)	(400)	(231)
Proceeds from sale of tangible assets	8	—
Interest received(3)	10	102
Insurance claim received	22	49
Proceeds from sale of business	—	12
Net investment in equity-accounted investments	(5)	—
Other investing activities	(3)	(20)
Net cash absorbed by investing activities	(412)	(94)
Proceeds from borrowings	727	1,304
Repayment of borrowings	(663)	(11)
Proceeds from perpetual bond	636	—
Redemption of perpetual bond	(523)	(59)
Transaction costs in respect of undrawn facilities	—	(8)
Coupon paid on perpetual bond	(21)	(1)
Dividends paid on ordinary shares(4)	(104)	(103)
Interest paid on borrowings	(136)	(63)
Payments for acquisition of treasury shares	(3)	—
Proceeds from treasury shares sold and exercise of stock options	18	—
Contributions from non-controlling interests	41	—
Lease payments	(53)	(13)
Net movement on derivatives	14	—
Net cash generated/(absorbed) by financing activities	(67)	1,046
Net foreign exchange movements	16	(321)
Net increase / (decrease) in cash and cash equivalents	(157)	1,094
Cash and cash equivalents at beginning of the year	1,075	3,521
Cash and cash equivalents at end of the year	918	4,615

1)	Including €186 million IRIS2 cash paid (H1 2025: €16 million) and €30 million payments in respect of other significant special items.
2)	Including net reimbursements of nil million related to U.S. C-band repurposing (H1 2025: net reimbursements of €49 million).
3)	Comprising €10 million interest received on deposit and nil interest received in relation to U.S. C-band clearing (H1 2025: €69 million and €33 million respectively).
4)	Net of dividends received on treasury shares of €7 million (H1 2025: €8 million).

CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)

€ million	H1 2026	H1 2025
Net cash generated by operating activities(1)	306	463
Decrease in IRIS[2] restricted cash	186	16
Payments in respect of other significant special items(2)	30	50
C-band operating cash flows	—	(49)
Adjusted Net Operating Cash Flow	522	480

1)

Including €186 million IRIS[2] cash paid (H1 2025: €16 million), €30 million payments in respect of other significant special items (H1 2025: €50 million) and C-band net cash inflow generated by operating activities of nil (H1 2025: €49 million).

2)

Payments in respect of other significant special items comprise restructuring payments of €25 million (H1 2025: €14 million), €4 million payments associated with the development and / or implementation of merger and acquisition activities (H1 2025: €23 million) and €1 million other net payments of non-recurring nature (H1 2025: €34 million).

€ million	H1 2026	H1 2025
Net cash generated by operating activities(1)	306	463
Net cash absorbed by investing activities(2)	(412)	(94)
Free cash flow before financing activities	(106)	369
Coupon paid on perpetual bond	(21)	(1)
Interest paid on borrowings	(136)	(63)
Lease payments	(53)	(13)
Free cash flow before equity distributions and treasury activities	(316)	292
Proceeds from sale of business	—	(12)
Insurance claims received	(22)	(49)
U.S. C-band cash flows (net)	—	(93)
Decrease in IRIS[2] restricted cash	186	16
Proceeds from sale of tangible assets	(8)	—
Payments in respect of other significant special items(3)	30	39
Adjusted Free Cash Flow	(130)	193

1)

Including €186 million IRIS[2] cash paid (H1 2025: €16 million), €30 million payments in respect of other significant special items (H1 2025: €50 million) and C-band net cash inflow generated by operating activities of nil (H1 2025: €49 million).

2)

Including €22 million insurance claims received (H1 2025: €49 million), €8 million proceeds from sale of tangible assets (H1 2025: nil), net reimbursements of nil related to U.S. C-band repurposing (H1 2025: net reimbursements of €11 million) and interest received in relation to U.S. C-band clearing of nil (H1 2025: €33 million).

3)

Payments in respect of other significant special items comprise restructuring payments of €25 million (H1 2025: €14 million), €4 million payments associated with the development and / or implementation of merger and acquisition activities (H1 2025: €23 million) and €1 million other net payments of non-recurring nature (H1 2025: €2 million).

SUPPLEMENTARY FINANCIAL INFORMATION

1.) QUARTERLY INCOME STATEMENT

(Intelsat fully consolidated from 17 July 2025 – as reported)

€ million	Q1 2025	Q2 2025	Q3 2025	Q4 2025	Q1 2026	Q2 2026
Average €/$ FX rate	1.04	1.12	1.16	1.16	1.18	1.16
Revenue	509	469	765	884	847	755
U.S. C-band income	1	2	—	—	—	—
Other income	1	48	37	96	11	16
Operating expenses	(238)	(261)	(513)	(586)	(457)	(480)
Loss on derecognition of tangible assets	—	—	—	—	(27)	(6)
Fair value movement on contingent value rights	—	—	—	(28)	—	72
EBITDA	273	258	289	366	374	357
Depreciation expense	(164)	(156)	(250)	(266)	(256)	(284)
Amortisation expense	(31)	(30)	(37)	(42)	(47)	(45)
Non-cash impairment	—	(73)	—	(73)	—	(106)
Operating profit / (loss)	78	(1)	2	(15)	71	(78)
Net financing income / (expense)	(26)	(9)	(69)	(68)	(75)	(80)
Other non-operating income/(expense) (net)	—	2	—	(9)	—	(9)
Profit / (loss) before tax	52	(8)	(67)	(92)	(4)	(167)
Income tax benefit / (expense)	(22)	(4)	6	41	(3)	9
Non-controlling interests	(1)	(3)	(1)	4	(9)	(2)
Net profit / (loss) attributable to owners of the parent	29	(15)	(62)	(47)	(16)	(160)
Basic earnings / (loss) per share (in €)(1)
Class A shares	0.06	(0.04)	(0.16)	(0.12)	(0.05)	(0.41)
Class B shares	0.03	(0.02)	(0.06)	(0.05)	(0.02)	(0.16)
Adjusted EBITDA	280	241	317	358	404	321
Adjusted EBITDA margin	55%	51%	41%	41%	48%	42%
Fair value movement on contingent value rights	—	—	—	(28)	—	72
U.S. C-band income	1	2	—	—	—	—
Other non-recurring income	1	48	35	91	9	13
Impairment (losses) / reversals on financial assets non-recurring	—	—	—	(28)	—	(31)
Loss from derecognition of fixed asset	—	—	—	—	(27)	(6)
U.S. C-band operating expenses	(1)	(1)	—	—	—	—
Other significant special items	(8)	(32)	(63)	(55)	(12)	(12)
EBITDA	273	258	289	366	374	357

1)

Earnings / (loss) per share is calculated as profit attributable to owners of the parent divided by the weighted average number of shares outstanding during the year, as adjusted to reflect the economic rights of each class of share. For the purposes of the EPS calculation only, the net profit / (loss) for the year attributable to ordinary shareholders has been adjusted to include the coupon, net of tax, on the perpetual bonds. Fully diluted earnings per share are not significantly different from basic earnings per share.

SUPPLEMENTARY FINANCIAL INFORMATION (CONTINUED)

2a) COMBINED LIKE-FOR-LIKE REVENUE BY BUSINESS UNIT AND ADJUSTED EBITDA

(Intelsat fully consolidated from 1 January 2024. Year-on-year change presented at ‘Constant FX’ unless otherwise stated)

	Change year-on-year at Constant FX
	Q1 2025	Q2 2025	Q1 2026	Q2 2026	H1 2026	Q1 2025	Q2 2025	Q1 2026	Q2 2026	H1 2026
Average €/$ FX rate	1.04	1.12	1.18	1.16	1.17
Media	344	321	285	286	571	-9.7%	-9.9%	-11.0%	-9.0%	-10.0%
Networks	555	560	556	462	1,018	-1.0%	+9.5%	+13.0%	-14.7%	-1.5%
Government & Defense	194	206	189	192	381	+10.4%	+11.3%	+8.8%	-4.1%	+1.9%
Fixed Data	147	133	109	108	216	-16.6%	-11.8%	-16.9%	-16.3%	-16.6%
Mobility	214	221	259	162	421	+2.7%	+25.9%	+37.6%	-23.7%	+5.1%
Other	11	9	6	7	13	n/m	n/m	n/m	n/m	n/m

Total revenue	909	890	847	755	1,602	-4.7%	+1.5%	+3.1%	-12.8%	-5.0%

Adjusted EBITDA	425	399	404	321	725	-10.3%	-4.8%	+5.0%	-17.4%	-6.2%

‘At Constant FX’ refers to comparative figures restated at the current period FX rates to neutralize currency variations.

2b) ADJUSTED NET DEBT RECONCILIATION

€ million	30 June 2026
Borrowings – non-current	5,529
Borrowings – current	892
Borrowings – total	6,421
Lease liabilities – non-current	574
Lease liabilities – current	105
Add: Lease Liabilities – total	679
Add: 50% of the Group’s €650 million of SPACE Bonds	325
Deduct: 50% of the Group’s €1 billion hybrid dual-tranche bond (2024: €1 billion)	(500)
Less: Cash and cash equivalents	(918)
Add: Cash and cash equivalents subject to contractual restrictions	215
Adjusted Net Debt	6,222

2c) BASIS OF COMBINED LIKE-FOR-LIKE FINANCIAL INFORMATION

The supplemental combined like-for-like financial information included in this press release presents the historical consolidated financial information of the SES Group adjusted to give effect to the acquisition of Intelsat by SES as if it had taken place on 1 January 2024. This combined like-for-like financial information does not meet the requirements of Article 11 of SEC Regulation S-X.

The SES Group’s consolidated financial statements are prepared in accordance with IFRS, and the Intelsat Group’s pre-acquisition financial information was prepared in accordance with U.S. GAAP. The combined like-for-like financial information includes (i) adjustments to convert the pre-acquisition financial information of the Intelsat Group from U.S. GAAP to IFRS, such as fair value adjustments in respect of contract liabilities impacting combined like-for-like revenue, share-based compensation and employee benefits adjustments, as well as leases impacting combined like-for-like operating expenses, (ii) intercompany eliminations and (iii) restatement at constant FX of comparative figures.

The combined like-for-like financial information is presented for illustrative purposes only and is not necessarily indicative of the combined financial position or results of operations that would have been achieved had the Acquisition occurred on 1 January 2024, nor is it meant to be indicative of future results of operations of the Combined Group. The combined like-for-like financial information is based on the SES Group’s accounting policies. Further review of the pre-acquisition financial information may have identified additional differences between the accounting policies of the SES Group and the Intelsat Group that, when conformed, could have a material impact on the like-for-like financial information of the Combined Group.

ALTERNATIVE PERFORMANCE MEASURES

SES regularly uses Alternative Performance Measures (‘APMs’) to present the performance of the Group and believes that these APMs are relevant to enhance understanding of the financial performance and financial position. These measures may not be comparable to similarly titled measures used by other companies and are not measurements under IFRS or any other body of generally accepted accounting principles and thus should not be considered substitutes for the information contained in the Group’s financial statements.

Alternative Performance Measure	Definition
Reported EBITDA and EBITDA margin	EBITDA is profit for the period before depreciation, amortisation, impairment, net financing cost, other non-operating income / expense (net) and income tax. EBITDA margin is EBITDA divided by the sum of revenue and other income including U.S. C- band repurposing income.

Adjusted EBITDA and Adjusted EBITDA margin	EBITDA adjusted to exclude significant special items of a non-recurring nature. The current significant special items relate primarily to fair value movement on contingent value rights, loss from derecognition of fixed assets, non-recurring impairment losses on financial assets, restructuring charges, costs associated with the development and/or implementation of merger and acquisition activities, as well as specific business taxes of a non-recurring nature. The Adjusted EBITDA margin is Adjusted EBITDA divided by revenue.

Combined Like-for-like Adjusted EBITDA	Combined Like-for-like Adjusted EBITDA includes Intelsat fully consolidated from 1 January 2024 at reported FX.

Adjusted Net Operating Cash Flow	Net operating cash flow excluding the effect of cash flows generated by significant special items of a non-recurring nature, primarily IRIS[2] restricted cash, U.S. C-band spectrum repurposing, restructuring charges, M&A, and other payments of non-recurring nature.

Adjusted Free Cash Flow	Net cash generated by operating activities less net cash absorbed by investing activities, interest paid on borrowings, coupon paid on perpetual bond and lease payments, and adjusted to exclude the net cash flow impact of significant special items of a non-recurring nature, primarily IRIS[2] restricted cash, U.S. C-band spectrum repurposing, other income, restructuring charges, M&A (including net financing income / costs), specific business taxes and one-off regulatory charges arising outside ongoing operations.

Adjusted Net Debt	Adjusted Net Debt is defined as current and non-current borrowings (including lease liabilities) less cash and cash equivalents (excluding amounts subject to contractual restrictions) and excluding 50% of the Hybrid Bond (classified as borrowings) and including 50% of the Perpetual Bond (classified as equity). The treatment of the Hybrid Bond and Perpetual Bond is consistent with rating agency methodology.

Adjusted Net Debt to Adjusted EBITDA	The Adjusted Net Debt to Adjusted EBITDA ratio is defined as Adjusted Net Debt divided by Adjusted EBITDA.

Combined Like-for-like Net leverage	The Combined Like-for-like Net leverage ratio is defined as Adjusted Net Debt divided by twelve-month rolling Combined Like-for-like Adjusted EBITDA.

Adjusted Net Profit	Net profit attributable to owners of the parent adjusted to exclude the after-tax impact of significant special items including fixed assets impairment charges and M&A net financing income / costs.

Presentation of Results:

A presentation of the results for investors and analysts will be hosted at 9.30 CEST on 30 July 2026 and will be broadcast via webcast and conference call.

The details for the conference call and webcast are as follows:

Conference Call registration:	https://engagestream.euronext.com/ses/h1-2026-results/dial-in

Webcast registration:	https://ses.engagestream.euronext.com/h1-2026-results

The presentation is available for download from https://www.ses.com/company/investors/financial-results and a replay will be available shortly after the conclusion of the presentation.

For further information please contact:

Christian Kern	SES Communications
Investor Relations	SES.Press@ses.com
IR@ses.com

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About SES

At SES, we believe that space has the power to make a difference. That’s why we design space solutions that help governments protect, businesses grow, and people stay connected—no matter where they are. With integrated multi-orbit satellites and our global terrestrial network, we deliver resilient, seamless connectivity and the highest quality video content to those shaping what’s next. Following our Intelsat acquisition, we now offer more than 100 years of combined global industry leadership—backed by a track record of bringing innovation “firsts” to market. As a trusted partner to customers and the global space ecosystem, SES is driving impact that goes far beyond coverage. The company is headquartered in Luxembourg and listed on Paris and Luxembourg stock exchanges (Ticker: SESG). Further information is available at: www.ses.com.

Forward looking statements

This press release contains, and our officers and representatives may make, certain “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipate,” “ensure,” “estimate,” “committed,” “expect,” “positioned,” “prime” “project,” “intend,” “plan,” “forecast,” “likely,” “believe,” “target,” “on track,” “will,” and similar expressions or their negative. Examples of forward-looking statements include, among others, statements we make regarding our reiterated financial outlook for 2026, 2026 financial targets, liquidity, revenue, gross margin, operating margin, effective tax rate, foreign currency exchange movements, earnings per share, Upper C-band transition process, our plans and decisions relating to various capital expenditures, capital allocation priorities, anticipated future satellite launches, dividends, O3b mPOWER satellites, including expected service dates and settlements, the IRIS² contract, SpaceRISE consortium and MEO capabilities, including through meoSphere, and other discretionary items such as our market growth assumptions, and generally, our expectations concerning our future performance.

Forward-looking statements are not assurances of future performance and are subject to uncertainties and risks that are difficult to predict such as: the company’s ability to achieve the synergies expected from the acquisition of Intelsat, as well as risks, delays, challenges and expenses associated with integration; delays or failures in satellite launches, deployments, or operations, including technical malfunctions or satellite lifespan limitations; the FCC’s current C-Band proceeding, which could impact the value of the CVRs; difficulties determining the value of the CVRs; the company’s ability to clear 160 MHz of Upper C-band spectrum in a timely manner to achieve the incentive payments set forth in the FCC’s Upper C-band Report and Order; certain relocation expenses may not ultimately be approved for reimbursement under the Upper C-band Report and Order; regulatory challenges, including the company or its customers failing to obtain and maintain required regulatory approvals and the company’s ability to comply with extensive regulation and regulatory changes in countries in which it provides service; competitive pressures in the telecommunications industry, including shifts in demand for satellite, terrestrial networks and alternate distribution technologies; the company’s dependence upon several large customers; changes in technology or the satellite communications market that could make the company’s satellite telecommunications system obsolete or subject to lower or reduced demand; global economic turmoil, international conflict, trade wars and tariffs and related uncertainties; liquidity, currency and foreign exchange and counterparty risks; potential cyber-attacks against, or breaches to, the company’s information technology systems; the impact of overall industry and general economic conditions, including uncertainty around the macroeconomy, inflation, interest rates and related monetary policy in response to inflation; tax regulations; U.S. federal government shutdowns; and the company’s level of indebtedness.

Other factors that might cause actual results to differ include those discussed in our filings with the U.S. Securities and Exchange Commission, including our Form 20-F. Should one or more of these uncertainties or risks materialize, or should underlying assumptions prove incorrect, actual results may vary from those anticipated, and therefore you should not rely on any of these forward-looking statements. The forward-looking statements included in this press release are made only as of the date hereof and, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.